FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2015

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 18, 2015, announcing Gilat’s Fourth Quarter and year end 2014 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680 and 333-174142) and registration statements on form S-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated February 18, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat Reports Significant Improvement in Results for the Fourth
Quarter and Full Year 2014

Significant improvement on all major operational parameters
2014 EBITDA grows 43% to $23.4 million
Continued growth in revenue and profitability expected for 2015

Petah Tikva, Israel – February 18, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2014.

Key Financial Updates:
•	Revenue for 2014 was $235.1 million compared to $234.9 million in 2013
•	EBITDA increased by 43% in 2014 to $23.4 million from $16.3 million in 2013
•	Non-GAAP operating income increased by 200% to $13.1 million in 2014, from $4.4 million in 2013
•	GAAP operating income was $5.0 million as compared to a loss of $4.1 million in 2013
•	Management objectives for 2015: continued growth to revenues between $250 to $260 million and EBITDA between $26 to $28 million

Revenues for the fourth quarter of 2014 were $73.1 million, compared to $55.7 million for the same period in 2013. Revenues for the year ended December 31, 2014 were $235.1 million, compared to $234.9 million in the year ended December 31, 2013.

On a non-GAAP basis, operating income was $7.5 million in the fourth quarter of 2014 as compared to an operating loss of $0.1 million in the comparable quarter of 2013. Operating income for 2014 on a non-GAAP basis was $13.1 million compared to operating income of $4.4 million in 2013.

On a GAAP basis, operating income was $5.5 million in the fourth quarter of 2014 as compared to an operating loss of $2.7 million in the comparable quarter of 2013. Operating income for 2014 on a GAAP basis was $5 million compared to operating loss of $4.1 million in 2013.

On a non-GAAP basis, net income for the quarter was $4.4 million or $0.1 per diluted share compared to net loss of $1.0 million or $0.02 per diluted share in the same quarter of 2013. Net income for 2014 on a non-GAAP basis was $7.4 million or $0.17 per diluted share compared to net loss of $1.1 million or $0.03 per diluted share in 2013.

On a GAAP basis, net income for the quarter was $2.4 million or $0.06 per diluted share compared to net loss from continuing operations of $3.6 million or $0.09 per diluted share in the same quarter of 2013. Net loss from continuing operations for 2014 on a GAAP basis was $0.7 million or $0.02 per diluted share compared to net loss from continuing operations of $9.6 million or $0.23 per diluted share in 2013.

EBITDA for the fourth quarter of 2014 reached $10.4 million compared with $2.5 million in the comparable period in 2013. EBITDA for the twelve months of 2014 reached $23.4 million compared with $16.3 million in the comparable period in 2013.

“2014 was a good year for Gilat, with significant improvement in all major operational parameters, most of all: profitability,” said Erez Antebi, CEO of Gilat. “Looking forward, we begin 2015 with a growth focused strategy and a strong product portfolio that enables us to position ourselves successfully in the growing markets, such as HTS, Mobility and Cellular Backhaul. We expect continued improvements in 2015, and our management objectives are to reach revenues between $250 and $260 million and EBIDTA between $26 to $28 million for the year. As in 2014, we expect the second half of 2015 to be significantly stronger than the first half.”

Key Recent Announcements:
•	Delnet International Corp. taps Gilat to provide cellular backhaul solution for SMART
•	Gilat Announces Appointment of Yuval Ronen as Chief Financial Officer
•	O3b Certifies Gilat’s meoEdge TDMA/SCPC Terminal
•	LATAM Telco Selects Gilat's High-Throughput Satellite Platform
•	Delnet Philippines Selects Gilat to Provide Enterprise VSAT Network Solution for PLDT
•	Uruguay's OpenSky Orders Gilat VSATs for ANTEL
•	Azercosmos and Gilat Sign Partnership Agreement to Offer Managed Services on Azerspace-1
•	Gilat Reports SkyEdge II-c Orders for SES’s Astra Connect Service

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT / 09:30 EST / 16:30 IST (Israel Standard Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0609, and US-based participants are invited to access the call by dialing (888) 668-9141. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST February 20, 2015.  International participants are invited to access the replay at (972) 3-925-5904, and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2014	2013
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	27,726	58,424
Restricted cash	25,983	18,891
Restricted cash held by trustees	15,441	3,221
Trade receivables, net	57,728	56,466
Inventories	25,112	27,141
Other current assets	14,760	10,143
Total current assets	166,750	174,286

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	216	6,279
Severance pay funds	8,085	9,856
Other long term receivables and deferred charges	12,124	278
Total long-term investments and receivables	20,425	16,413

PROPERTY AND EQUIPMENT, NET	90,893	85,369

INTANGIBLE ASSETS, NET	22,970	28,830

GOODWILL	63,870	63,870

TOTAL ASSETS	364,908	368,768

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2014	2013
	Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	15,857	-
Current maturities of long-term loans	4,595	4,665
Trade payables	22,850	20,900
Accrued expenses	22,475	16,748
Short-term advances from customers, held by trustees	12,858	-
Other current liabilities	21,527	54,666

Total current liabilities	100,162	96,979

LONG-TERM LIABILITIES:
Accrued severance pay	8,157	9,628
Long-term loans, net of current maturities	26,271	31,251
Other long-term liabilities	5,179	4,877

Total long-term liabilities	39,607	45,756

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,966	1,932
Additional paid-in capital	876,624	873,045
Accumulated other comprehensive income	(1,420)	1,591
Accumulated deficit	(652,031)	(650,535)

Total equity	225,139	226,033

TOTAL LIABILITIES AND EQUITY	364,908	368,768

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)
	Three months ended			Three months ended
	31 December 2014			31 December 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	73,097	-	73,097	55,728	-	55,728
Cost of revenues	47,325	(1,251)	46,074	35,519	(1,256)	34,263
Gross profit	25,772	1,251	27,023	20,209	1,256	21,465
	35%		37%	36%		39%
Research and development expenses:
Expenses incurred	6,804	(112)	6,692	7,627	(129)	7,498
Less - grants	675	-	675	142	-	142
	6,129	(112)	6,017	7,485	(129)	7,356
Selling and marketing expenses	7,257	(346)	6,911	8,535	(344)	8,191
General and administrative expenses	6,892	(283)	6,609	6,341	(312)	6,029
Restructuring Costs	-	-	-	564	(564)	-
Operating income (loss)	5,494	1,992	7,486	(2,716)	2,605	(111)
Financial income (expenses), net	(1,939)	-	(1,939)	(1,602)	-	(1,602)
Income (loss) before taxes on income	3,555	1,992	5,547	(4,318)	2,605	(1,713)
Taxes on income	1,118	-	1,118	(708)	-	(708)
Net income (loss) from continuing operations	2,437	1,992	4,429	(3,610)	2,605	(1,005)
Net income (loss) from discontinued operations	-	-	-	(3,911)	3,911	-
Net income (loss)	2,437	1,992	4,429	(7,521)	6,516	(1,005)

Basic net earnings (loss) per share from continuing operations	0.06			(0.09)
Basic net earnings (loss) per share from discontinued operations	-			(0.09)
Basic net earnings (loss) per share	0.06		0.10	(0.18)		(0.02)

Diluted net earnings (loss) per share from continuing operations	0.06			(0.09)
Diluted net earnings (loss) per share from discontinued operations	-			(0.09)
Diluted net earnings (loss) per share	0.06		0.10	(0.18)		(0.02)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,664,812		42,664,812	42,098,075		42,098,075
Diluted	43,165,834		43,640,235	42,098,075		42,098,075

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to Shares acquisition transactions, and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	31 December 2014	31 December 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	53	58
Research and development	112	129
Selling and marketing	134	131
General and administrative	283	312
	582	630

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,198	1,198
Selling and marketing	212	213
	1,410	1,411

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)
	Year ended			Year ended
	31 December 2014			31 December 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited

Revenues	235,133	-	235,133	234,866	-	234,866
Cost of revenues	151,498	(5,024)	146,474	155,210	(4,993)	150,217
Gross profit	83,635	5,024	88,659	79,656	4,993	84,649
	36%		38%	34%		36%
Research and development expenses:
Expenses incurred	27,635	(474)	27,161	29,491	(468)	29,023
Less - grants	2,477	-	2,477	1,591	-	1,591
	25,158	(474)	24,684	27,900	(468)	27,432
Selling and marketing expenses	32,537	(1,388)	31,149	32,214	(1,297)	30,917
General and administrative expenses	20,903	(1,181)	19,722	23,071	(1,151)	21,920
Restructuring Costs	-	-	-	564	(564)	-
Operating income (loss)	5,037	8,067	13,104	(4,093)	8,473	4,380
Financial income (expenses), net	(3,837)	-	(3,837)	(6,239)	-	(6,239)
Income (loss) before taxes on income	1,200	8,067	9,267	(10,332)	8,473	(1,859)
Taxes on income	1,901	-	1,901	(755)	-	(755)
Net income (loss) from continuing operations	(701)	8,067	7,366	(9,577)	8,473	(1,104)
Net income (loss) from discontinued operations	(795)	795	-	(8,320)	8,320	-
Net income (loss)	(1,496)	8,862	7,366	(17,897)	16,793	(1,104)

Basic net earnings (loss) per share from continuing operations	(0.02)			(0.23)
Basic net loss per share from discontinued operations	(0.02)			(0.20)
Basic net earnings (loss) per share	(0.04)		0.17	(0.43)		(0.03)

Diluted net earnings (loss) per share from continuing operations	(0.02)			(0.23)
Diluted net loss per share from discontinued operations	(0.02)			(0.20)
Diluted net earnings (loss) per share	(0.04)		0.17	(0.43)		(0.03)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,444,482		42,444,482	41,960,925		41,960,925
Diluted	42,444,482		43,621,979	41,960,925		41,960,925

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to Shares acquisition transactions, and net income (loss) from discontinued operations.

	Year ended	Year ended
	31 December 2014	31 December 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	232	201
Research and development	474	468
Selling and marketing	538	448
General and administrative	1,181	1,151
	2,425	2,268

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	4,792	4,792
Selling and marketing	850	849
	5,642	5,641

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited		Unaudited	Unaudited

Revenues	235,133	234,866	73,097	55,728
Cost of revenues	151,498	155,210	47,325	35,519
Gross profit	83,635	79,656	25,772	20,209

Research and development expenses:
Expenses incurred	27,635	29,491	6,804	7,627
Less - grants	2,477	1,591	675	142
	25,158	27,900	6,129	7,485
Selling and marketing expenses	32,537	32,214	7,257	8,535
General and administrative expenses	20,903	23,071	6,892	6,341
Restructuring Costs	-	564	-	564
Operating income (loss)	5,037	(4,093)	5,494	(2,716)
Financial expenses, net	(3,837)	(6,239)	(1,939)	(1,602)
Income (loss) before taxes on income	1,200	(10,332)	3,555	(4,318)
Taxes on income (tax benefit)	1,901	(755)	1,118	(708)
Net income (loss) from continuing operations	(701)	(9,577)	2,437	(3,610)
Net loss from discontinued operations	(795)	(8,320)	-	(3,911)
Net income (loss)	(1,496)	(17,897)	2,437	(7,521)

Net income (loss) per share from continuing operations (basic and diluted)	(0.02)	(0.23)	0.06	(0.09)
Net loss per share from discontinued operations (basic and diluted)	(0.02)	(0.20)	-	(0.09)
Net income (loss) per share (basic and diluted)	(0.04)	(0.43)	0.06	(0.18)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,444,482	41,960,925	42,664,812	42,098,075
Diluted	42,444,482	41,960,925	43,165,834	42,098,075

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited		Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net income (loss)	(1,496)	(17,897)	2,437	(7,521)
Net loss from discontinued operations	(795)	(8,320)	-	(3,911)
Net income (loss) from continuing operations	(701)	(9,577)	2,437	(3,610)
Adjustments required to reconcile net income (loss)
to net cash generated provided by (used in) operating activities:
Depreciation and amortization	15,951	17,559	4,325	4,049
Stock-based compensation	2,425	2,268	582	630
Accrued severance pay, net	301	(38)	259	(37)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	858	307	394	(1,075)
Exchange rate differences on long-term loans	(416)	157	(105)	65
Capital loss from disposal of property and equipment	430	48	189	35
Deferred income taxes	7	(2,733)	63	(3,024)
Increase in trade receivables, net	(2,457)	(4,228)	(3,995)	(4,894)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(20,251)	10,740	(8,520)	9,596
Decrease (increase) in inventories	(445)	(6,502)	781	1,289
Increase (decrease) in trade payables	2,226	(1,225)	6,930	(4,854)
Increase (decrease) in accrued expenses	5,401	(4,703)	3,910	(464)
Increase (decrease) in advances from customers, held
by trustees	14,068	(4,448)	14,133	-
Increase (decrease) in other current liabilities and other long term liabilities	(33,559)	18,772	(13,958)	24,360
Net cash provided by (used in) operating activities	(16,162)	16,397	7,425	22,066

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited		Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(12,630)	(4,063)	(435)	(1,246)
Investment in restricted cash held by trustees	(24,869)	(17,587)	(18,955)	(3,132)
Proceeds from restricted cash held by trustees	12,306	13,744	3,681	3,461
Investment in restricted cash (including long-term)	(12,788)	(25,961)	(2,207)	(23,480)
Proceeds from restricted cash (including long-term)	11,228	2,975	10,996	418
Purchase of intangible assets	-	(16)	-	-

Net cash used in investing activities	(26,753)	(30,908)	(6,920)	(23,979)

Cash flows from financing activities:
Capital lease payments	(234)	-	(148)	-
Issuance of restricted stock units and exercise of stock options	1,185	581	437	2
Payment of obligation related to the purchase of intangible assets	(500)	(500)	-	-
Short term bank credit, net	16,571	(3,518)	2,394	(3,426)
Repayment of long-term loans	(4,633)	(12,950)	(149)	(146)

Net cash provided by (used in) financing activities	12,389	(16,387)	2,534	(3,570)

Cash flows from discontinued operations
Net cash used in operating activities	-	(5,996)	-	(4,688)
Net cash provided by investing activities	-	15,791	-	15,086
Net cash provided by (used in) financing activities	-	12,884	-	(300)
	-	22,679	-	10,098

Effect of exchange rate changes on cash and cash equivalents	(172)	(325)	49	(105)

Decrease in cash and cash equivalents	(30,698)	(8,544)	3,088	4,510

Cash and cash equivalents at the beginning of the period	58,424	66,968	24,638	53,914

Cash and cash equivalents at the end of the period	27,726	58,424	27,726	58,424

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands
	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	5,037	(4,093)	5,494	(2,716)
Add:
Non-cash stock-based compensation expenses	2,425	2,268	582	630
Restructuring costs	-	564	-	564
Depreciation and amortization	15,951	17,559	4,325	4,049
EBITDA	23,413	16,298	10,401	2,527